

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 19, 2016

Via E-Mail
Mr. Sanjiv Khattri
Chief Financial Officer
Platform Specialty Products Corporation
1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401

> Re: **Platform Specialty Products Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 1-36272**

Dear Mr. Khattri:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   We note that foreign currency translation adjustments resulted in a significant increase to your total comprehensive loss during both 2014 and 2015. Please expand your MD&A in future filings to discuss the changes in foreign currency rates or other factors that resulted in the significant foreign currency translation adjustments in each of the periods presented.

2.   While it appears that you did not include a segment discussion and analysis as part of the results of operations disclosure in your 2015 10-K, we note that such discussion and analysis was provided in your First Quarter 2016 10-Q. For the purpose of making the disclosure more clear and users friendly, please further expand your MD&A in future

filings to include segment-level tables for the financial line items for which you provide segment-level discussion and analysis.

3.   We note that your effective tax rate changed from (21.7)% in 2014 to 32.8% in 2015. We further note that you disclose on page 46 various reconciling items which directly impacted the 2014 and 2015 effective tax rates. Please revise future filings to discuss and analyze the changes in effective tax rates for all periods presented. Your analysis should include a discussion of the underlying factors that contributed to material changes in the individual reconciling items on your effective tax rates. Please refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations and Commitments, Page 56

4.   In future filings please include a footnote to the contractual obligations and commitments table stating that the settlement of your Series B Convertible Preferred Stock obligation is not included in the table and provide an estimated amount of the settlement based on the current stock price.

Consolidated Financial Statements and Footnotes

Consolidated Balance Sheets, Page F-3

5.   You disclose that on April 20, 2017, you will be required to repurchase each share of Series B Convertible Preferred Stock that have not been converted into shares of common stock or automatically redeemed. Please tell us how you determined that your Series B Convertible Preferred Stock should be classified as mezzanine equity on your balance sheet and your consideration of the guidance in ASC 480-10-25-4.

Note 5 – Goodwill and Intangible Assets, Page F-22

6.   We note from your disclosure on page F-23 that a 1% increase in the weighted average cost of capital rate would have resulted in the carrying value of the Argo Business reporting unit's net assets to exceed their fair value. Given the significance of Argo Business' goodwill balance, please expand your disclosure in future filings to discuss any potential events or circumstances that could have a negative effect on the estimated fair value of the reporting unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: John E. Capps
General Counsel and Secretary
Platform Specialty Products Corporation